Mail Stop 3561

June 24, 2009

Steven A. Burd
Chairman, President and Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588-3229

> **Re:** **Safeway Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2009**
> **Filed March 3, 2009**
> **File No. 1-00041**

Dear Mr. Burd:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 3, 2009

Item 9A. Controls and Procedures, page 70

1. We note the first paragraph of this section indicates that your management concluded your disclosure controls and procedures are "effective in reaching the level of reasonable assurance regarding management's control objectives." In the second paragraph, you also state that "the Company's disclosure controls and procedures are effective in timely alerting them to information relating to the Company…" Please tell us why you believe it is necessary to include two

separate conclusions as to the effectiveness of your disclosure controls and procedures.

2. We note your statement in the first paragraph that controls and procedures can "provide only reasonable assurance regarding management's control objectives." We also note your conclusion in the second paragraph that management concluded the disclosure controls and procedures are "effective in timely alerting them to information relating to the Company…." Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

    Also, we note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of such date "in timely alerting them to information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's Exchange Act reports." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective, as discussed above, without reference to the definition.

Signatures, page 77

3. Please confirm that Mr. Steven A. Burd signed the Form 10-K in his capacity as principal executive officer as his signature in his individual capacity only refers to him as a director. Refer to General Instruction D to Form 10-K. Please also confirm that you will include such reference in future filings.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director